SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP Rule 8 Announcement
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
     For immediate release



     Contact:
     Michael Perman, Group Company Secretary, AMVESCAP

     Phone:
     + 44 (0) 207 065 3942 (U.K.)



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                            AMVESCAP PLC ("AMVESCAP")


     London - 12 July 2005. Pursuant to Rule 2.10 of the Takeover Code AMVESCAP announces that at 12th July 2005 the following classes of shares and numbers in issue were:-

     Ordinary Shares of 25 pence each     (ISIN - GB0001282697)    811, 663, 589

     Exchangeable Shares *                ( ISIN - CA03235K1066)      27,648,116


     * Note
     The Exchangeable Shares issued by a subsidiary of the Company are exchangeable into ordinary shares of the Company on a one for one basis at any time at any time at the request of the holder. They have, as nearly as practicable, the economic equivalence of the Company's ordinary shares, including the same voting and dividend rights as the ordinary shares.

     Dealing Disclosure Requirements

     Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "City Code"), any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of AMVESCAP or CI Fund Management Inc, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of AMVESCAP or CI Fund Management Inc , is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

     Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of AMVESCAP or CI Fund Management Inc by AMVESCAP or CI Fund Management Inc, or by any of their respective "associates" (within the meaning of the City Code) must also be disclosed.

     If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013."

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  12 July, 2005                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary